Exhibit 77(c)

A Special Meeting of Shareholders of the Fund was held on March 24, 2000, for the purpose of approving the reorganization of the Fund into the Pilgrim High Yield Fund II, a series of Pilgrim Mutual Funds, whereby the Fund transferred its assets to the Pilgrim High Yield Fund II in exchange for the applicable class of Shares of the Pilgrim High Yield Fund II and assumption by Pilgrim High Yield Fund II of the Fund's liabilities (For: 12,977,413, Against: 171,877).